U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE SEMI-ANNUAL PERIOD ENDED: June 30, 2021

HIS Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

2151 Consulate Dr., Suite 6

Orlando, FL 32837

(407) 347-6461

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Semi-annual Report on Form 1-SA of HIS Capital Fund III, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the HIS Capital Fund III, LLC Offering Circular filed pursuant to Regulation A, or the Offering Circular dated February 19, 2021, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of our Offering Circular and our 1-K for the period ending December 31, 2020. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in the Offering Circular.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical matters, the matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements concerning anticipated trends in revenues and net income, projections concerning operations and available cash flow. Our actual results could differ materially from the results discussed in such forward-looking statements. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto appearing elsewhere herein.

Background Overview

HIS Capital Fund III, LLC was formed in the State of Delaware on November 8, 2019. The Company’s strategy and broad investment mandate has been deliberately engineered to attempt to take advantage of real estate cycles whether the market is moving up or down and to create a ready source of capital for quality Real Estate entrepreneurs. We feel that our experience positions us to underwrite Real Estate entrepreneurs and their strategies and processes, understand and manage the relevant risks, and monitor the assets and their performance. We believe our expertise in these activities allows us to produce a diversified portfolio of Real estate-based assets with risk adjusted returns.

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The investment strategy of the Company is very much an opportunistic one which we believe will allow the Company to perform well through various market cycles. The investment mandate allows the Company to invest in a wide variety of Real Estate asset types, as long as they are real estate based. Whether it is a direct investment in real property, a real estate secured loan, or an investment in another fund whose investments are in real estate, HIS believes deeply in the “value investing” mindset. The Company’s goal is to only invest in Real Estate entrepreneurs and deals that we believe provide the possibility of excellent risk-adjusted returns with a strong “margin of safety.”

Geographic Location

The Company will focus on the acquisition of distressed residential assets in Florida, Georgia, and California. However, the Company will not limit itself geographically.

Risk Management

The Company will seek to manage risk through monitoring and analysis by the Manager of the Company’s portfolio. Although the Manager may commit a large portion of the Company’s capital to one or more specific real estate assets, the Manager will also seek to mitigate risk through portfolio diversification.

Borrowing and Lending

The Company may utilize leverage in its investment program when the Manager considers it appropriate. Additionally, the Company may incur also indebtedness: (i) to pay expenses of the Company, (ii) to purchase the Interest of any dissociated Member (including defaulting Members), (iii) to finance improvements to a Company asset and (iv) to otherwise protect any Company asset as determined by the Manager in its sole discretion.

In order to secure the aforementioned permitted indebtedness, the Company shall have the right to pledge, secure or otherwise encumber the Company’s assets and the commitments of the Members as security for such indebtedness. Members may therefore be required to confirm the terms of their commitments to the lender, to honor capital calls made by the lender, to provide relevant information to the lender and to execute other documents in connection with obtaining such indebtedness.

The use of leverage may, in certain circumstances, maximize the adverse impact to which the Company’s investment portfolio may be subject.

The Manager is not limited by the above discussion of the investment program. Further, the investment program is a strategy as of the date of this Form 1-K only. The Manager has wide latitude to invest or trade the Company’s assets, to pursue any particular strategy or tactic, or to change the emphasis without obtaining the approval of the Members. Except as specifically provided in this section, the investment program imposes no significant limits on the types of instruments in which the Manager may take positions, the type of positions it may take, its ability to borrow money, or the concentration of investments. The foregoing description is general and is not intended to be exhaustive. Prospective investors must recognize that there are inherent limitations on all descriptions of investment processes due to the complexity, confidentiality, and subjectivity of such processes. In addition, the description of virtually every trading strategy must be qualified by the fact that trading approaches are continually changing, as are the markets invested in by the Manager.

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Results of Operations

For the semi-annual period ended June 30, 2021 and the semi-annual period ended June 30, 2020

Revenue

We generated $26,570 in revenues for the semi-annual period from January 1, 2020 through June 30, 2020 from the Company’s investment in real-estate backed notes. We generated no revenues for the semi-annual period from January 1, 2020 through June 30, 2020, as the Company had not yet begun operations.

Total expenses

We generated expenses of $0 from January 1, 2020 to June 30, 2020 and $44,185 for January 1, 2020 – June 30, 2020 during which period the Company raised its more than its minimum of $1,000,000 and began operations.

Assets

As of June 30, 2021 we have approximately $1,221,733 in total assets, consisting primarily of Investments backed by real property ($909,107) and cash ($511,840). This high cash balance reflects new capital coming into the fund which is in the process of being deployed along with proceeds from the sale of notes from lending activities earlier in the year. On June 30, 2020, before the Company began operations, its sole asset was $50,000 in deferred offering expenses.

Liabilities

We had $26,398 in liabilities at June 30, 2021 ($2,892 of which represented liability to reimburse our manager for payment of Company expenses) and $7,815 in liabilities at June 30, 2020 (all of which represented liability to reimburse our manager for payment of Company expenses). The liabilities to our Manager are not in writing, do not bear interest, and are due upon demand but only if the Company has resources to provide repayment. The remaining liabilities outstanding as of June 30, 2021 represent money due to our accountant ($13,650) and our auditor ($9,856).

Liquidity and Capital Resources

As of June 30, 2021, the Company had $511,840 in cash and total liabilities of $26,398. This is compared to June 30, 2020 in which the Company had $0 in cash and total liabilities of $0. The Company hopes to raise $50,000,000 in this Offering and has now raised more than the minimum of $1,000,000. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.

Plan of Operations

Management of the Company intends to use a substantial portion of the net proceeds for investing in properties and notes. Other proceeds will be used for working capital and marketing as outlined in our Offering Circular.

Trend Information

Because we are still in the initial phase of research and development we are unable to identify any recent trends in site visitations, revenue or expenses since the latest financial year. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.

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Related Party Transactions

Since our formation, we have raised capital from our Manager. The Manager has provided cash for Company syndication costs of which $50,000 has been recorded as of the date of the financial statements of the Company (June 30, 2021.) This was recorded as a purchase of Class A Interests by the Manager. Thereafter, the Manager lent the Company $7,815 for the payment of expenses related to professional services in 2020 and as of June 30, 2021 the Company continues to owe the Manager $2,892 for advanced expenses. These liabilities are not in writing, bear no interest, and are due on demand. The Manager may incur other expenses on behalf of the Company which may be recorded as a loan or advance.

The Manager received 50 Class A Interests at formation in exchange for cash on the same terms as offered to other Investors in this Regulation A offering, along with 100% of the Class B Interests as founder’s interests for no consideration. The number of Class B Units issued has now been fixed at 10,000 Units. The number of Class B Units issued to the Manager does not affect the rights or economic return received by the Class A Members. Class B Interests are subordinated to our Class A Interests.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

ITEM 2. OTHER ITEMS

None.

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ITEM 3. FINANCIAL STATEMENTS

HIS Capital Fund III, LLC Corporation

(a Delaware limited liability company)

Unaudited Financial Statements

Semi-annual period ended June 30, 2021 and semi-annual period ended June 30, 2020

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Financial Statements

HIS Capital Fund III, LLC

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HIS Capital Fund III, LLC

Balance Sheets

As of June 30, 2021 and 2020

	June 30, 2021	June 30, 2020
ASSETS
Assets:
Current Assets
Cash and Bank	$511,840
Accrued Interest	$9,716
Investments - Property Notes	$909,107
Prepaid Expenses	$61,007
Deferred offering cost		$50,000
Total Current Assets	$1,491,670	$50,000

Long Term Assets
Amortization	$(5,987)
Subscriptions in Advance	$(263,950)
Total Long-term Assets	$(269,937)	$-
Total Assets	$1,221,733	$50,000

LIABILITIES AND MEMBER'S CAPITAL
Liabilities:
Accounting Fees Payable	$13,650
Organizational Costs	$9,856
Due to a related party	$2,892	$7,815
Total current liabilities	$26,398	$7,815

Total liabilities	$26,398	$7,815

Commitments and contingencies
Member's Capital

Profit / Loss between Jan 1, 2021 and June 30, 2021	$(17,616)
Investor / Member Equity (accumulated Deficit) Including Class A Interests	$1,212,951	$(42,185)
Total member's capital / equity	$1,195,335	$92,185
Total liabilities and member's capital	$1,221.733	$50,000

The accompanying notes are an integral part of these unaudited financial statements

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HIS Capital Fund III, LLC

Statement of Operations

For the semi-annual periods ended June 30, 2021 and 2020

	Period from January 1, 2021 through June 30, 2021	Period from January 1, 2020 through June 30, 2020
Income
Gain/(Loss) on Note Sales	$630
Interest Income	$25,940
Total Income	$26,570		$-

Operating expenses
Accounting Fees	$2,875
Admin Fees	$20,438
Amortization Expenses	$5,988
Bank Service Charges	$1,324
Management Fees	$1,732
Professional fees	$11,375	$
Taxes & Licenses	$454
Total operating expenses	$44,185	$

Loss from operations	$(17,616)	$

Loss before provision for income taxes	$(17,616)	$
Provision for income taxes		$
Net Loss	$(17,616)	$

The accompanying notes are an integral part of these unaudited financial statements

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HIS Capital Fund III, LLC

Statement of Changes in Member’s Capital

For the semi-annual periods ended June 30, 2021

				Total
	Class A		Accumulated	Shareholders’
	Number of Shares	Amount	Deficit	Equity
Balance - inception (November 8, 2019)	-	$-	$-	$-

Issuance of Class A Interests for expenses paid on behalf of Company	50	50,000	-	50,000
Balance - December 31, 2019	50	$50,000	$-	$50,000
Net loss for Jan. 1 – June 30, 2020	-	-
Balance – June 30, 2020	50	$50,000
Net loss for July 1 – Dec. 31, 2020	-	-	(7,815)	(7,815)
Balance - December 31, 2020	50	$50,000	$(7,815)	$42,185

Issuance of Class A Interests	1,243	1,243,244	-	1,243,244
Net loss for Jan. 1 – June 30, 2020	-	-	(17,616)	(17,616)
Balance – June 30, 2021	1,293	$1,293,244	$(25,431)	$1,267,813

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HIS Capital Fund III, LLC

Statement of Cash Flows

For the semi-annual periods ended June 30, 2021 and June 30, 2020

	Period from January 1, 2021 through June 30, 2021	Period from January 1, 2020 through June 30, 2020
Operating Activities
Sales
Gain/ (Loss) on Note sales	$630
Interest Income	$21,126
Total Sales	$21,756	$-
Purchases
Organizational Expenses - Prepaid paid	$(59,856)	$20,000
Accounting Fees Payable	$6,825
Admin Fees Payable	$8,300
Due to Manager	$1,200
Management Fees Payable	$48
Organizational Costs	$9,856
Accounting Fees Payable	$(600)
Admin Fees Payable	$(17,938)
Amortization Expense	$(1,996)
Bank Service Charges	$(837)
Management Fees	$(1,165)
Taxes & Licenses	$(454)
Deferred Financing Cost		$(20,000)
Total Purchases	$(56,616)
Net Cash from Operating activities	$(34,861)	$-

Investing Activities
Property, Plant Equipment
Amortization	$4,989
Total Property, Plant Equipment	$4,989
Other
Proceeds from investments - Property Notes	$175,563
Proceeds from Subscriptions in Advance	$263,950
Payments for Accrued Interest	$(7,324)
Payments for Investments - Property Notes	$(1,084,670)
Total other	$(652,481)
Net Cash from investing Activities	$(647,492)	$-

Financing Activities
Owners and Members
Proceeds from a related party
Owner Equity, Including Class A interests	$1,193,961
Total Owners and Members	$1,193,961
Other
Proceeds from Investor Contributions	$1,353,653
Payments to Investor Contributions	$(1,353,653)
Total Other	$0
Net Cash From Financing Activites	$1,193.961

Net change in cash	$511,840	-
Cash - beginning of period	-	-
Cash - end of period	$511,840	-

Supplemental Cash Flow Disclosures
Cash paid for interest	$(7,324)	-
Cash paid for income taxes	-	-

Non-cash financing and investing activities
Contribution syndication fees paid on behalf of the Company	-	-

The accompanying notes are an integral part of these unaudited financial statements

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HIS Capital Fund III, LLC

Notes to the Audited Financial Statements

For the semi-annual periods ended June 30, 2021 and June 30, 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

HIS Capital Fund III, LLC. (the “Company”) was incorporated on November 8, 2019 in Delaware. The Company raised $1,243,244 in Capital during the January 1, 2021 – June 30, 2021 period and began lending to real estate investors. The Company specializes in residential and commercial property investments as well as lending to real estate investors.

The Company is primarily focused on real estate investment through direct acquisition as well as originating mortgage loans secured by residential or commercial properties. The Company may invest in various real estate related assets such as single-family properties, multifamily properties, commercial properties, and asset backed mortgage notes. Operations will occur throughout the United States, but initially be focused in the States of Florida, California, and Georgia but will not limit itself geographically.

The Company will be managed by Ark Fund Management, LLC, (the “Manager”), a Florida Limited Liability Company. The Manager is in complete control of the Company business. The Company will operate for up to 5 years and may use multiple exit strategies, including: sale of properties, refinance properties and hold, sale to a public real estate investment trust, and bulk sale to an institution.

Member Capital

The Company is offering 50,000 Class A Interests at $1,000 per Interest through a Tier II offering pursuant to Regulation A under the Securities Act, also known as “Reg A+” and it intends to sell the Interests directly to investors and not through registered broker-dealers who are paid commission. The minimum investment is $5,000. The maximum amount to be raised in the offering is $50,000,000. The Investors who contribute capital to the Company shall, upon acceptance by the Managing Member of their subscriptions, become Class A Members in the Company. 100% of the Class B Interests were issued to the Manager at formation for no consideration.

As of June 30, 2021 1,293 shares of Class A Interests were issued and outstanding. Those Class A Interests which had been purchased by the Manager and its affiliates were purchased on the same terms as Class A Interests are now being offered to investors under Regulation A. The Manager owned 50 of the 1,243 Class A Interests and 100% of the 10,000 Class B Interests as of June 30, 2021.

Profit and Losses

The Manager is required to allocate to the members all profits and losses realized by Company during the quarter as of the close of business on the last day of each calendar quarter in accordance with their respective percentage interests and in proportion to the number of days during the calendar quarter that they owned the interests.

Net profits will be distributed to the members until they receive a non-cumulative, preferred return of 7.00%, determined on a quarterly basis. Additionally, the remaining profits will be distributed on a 50/50 split with 50% of the remaining profits being paid to Class A members and the other 50% being paid to the Class B members (the Manager).

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Distributions

The Company provides quarterly statements of account to the members and distributes or reinvests amounts equal to the members’ proportionate shares of the Company’s net income during such quarter. The Manager will distribute funds only to the extent that funds are available.

Manager Compensation

The Manager is entitled to the following compensation:

•	No selling commissions, unless later amended.
•	Asset management fee equal to 2% of the capital commitments
•	Acquisition fee of 2% of the price of properties acquired
•	Disposition fee of 2% based on the sale of a property
•	Construction management fees, when applicable, of 6%
•	100% of late fees, default interests and extension fees
•	Manager will receive a 50/50 split of profits from the Company after the preferred return has been paid

Reimbursements

The Manager is entitled to the following reimbursements:

•	Reimbursement for required costs, including legal costs, travel costs associated with research and due diligence, appraisals, etc.
•	Reimbursement of technology costs associated with Company management
•	Reimbursement for accounting and legal fees

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments. The Company does not currently have any accounting estimates.

Deferred Offering Costs

Deferred offering costs were capitalized and consisted of fees and expenses incurred directly in connection with the Company’s offering that was not yet completed during the year ended December 31, 2020. These amounts will be transferred to member’s capital. Deferred offering costs included legal costs.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. (Note 3)

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Financial Instruments

The Company follows Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Due to their short-term nature, the carrying value of prepaid expenses and related party payable approximate their fair values at December 31, 2019 and 2020.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2021, there are two years open to examination by the Internal Revenue Service or state and local governmental authorities. (Note 5)

Recent Accounting Pronouncements

Management has considered all recent accounting pronouncements issued and their potential effect on our financial statements. The Company’s management believes that these recent pronouncements will not have a material effect on the Company’s unaudited condensed financial statements.

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NOTE 3 - RELATED PARTY TRANSACTIONS

During the semi-annual period ended June 30, 2021, the Director of the Company advanced $17,848 for operating expenses on behalf of the Company. As of June 30, 2021, the amount due to related parties was $25,663.

The Company receives certain operating and administrative services from the Manager, some of which may not be reimbursed to the Manager. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

NOTE 4 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 30, 2021 and has the following significant matter to report. Company has raised a total of $1,852,805 through Class A interest sales.

NOTE 5 - RISKS AND UNCERTAINTIES

Risk factor disclosure. The extent of the impact of the coronavirus (“COVID‐19”) outbreak on the financial performance of the Fund’s investments will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID‐19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Fund’s investment results may be materially adversely affected.

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ITEM 8. Exhibits

Exhibit 2.1*

Articles of Organization (Incorporated by reference to Exhibit 1 to HIS Capital Fund III, LLC Post Effective Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 22, 2021 (File No. 024-11242)

Exhibit 3.1*	Amended and Restated Operating Agreement (Exhibit 3.1 to HIS Capital Fund III, LLC Form 1-U as filed with the Securities and Exchange Commission on October 14, 2021 (File No. 24R-00495)

Exhibit 4.1*

Subscription Agreement (Incorporated by reference to Exhibit 2 to HIS Capital Fund III, LLC Post Effective Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 22, 2021 (File No. 024-11242))

*	Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIS Capital Fund III, LLC

	By:	It’s Manager, Ark Fund Management, LLC,
A Florida limited liability company

	By:	Its Members:

HIS Investment Management, LLC

Date: December 30, 2021		/s/ Rick Melero
	By:	Rick Melero
its Managing Member

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

HIS Capital Fund III, LLC

Date: December 30, 2021	By:	/s/ Rick Melero
Rick Melero
Principal of Ark Fund Management, LLC

Date: December 30, 2021	By:	/s/ Toshihiro Endo
Toshihiro Endo
Principal of Ark Fund Management, LLC

Date: December 30, 2021	By:	/s/ Steve Landaal
Steve Landaal
Principal of Ark Fund Management, LLC

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